SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               THOMPSON PBE, INC.
                            (Name of Subject Company)

                          FMST ACQUISITION CORPORATION
                               FINISHMASTER, INC.
                                    (Bidders)

                          Common Stock, $.001 Par Value
           (Including the Stock Purchase Rights Associated Therewith)
                         (Title of Class of Securities)

                                    884888108
                      (CUSIP Number of Class of Securities)


        Andre B. Lacy                                  Copy to:
    Chairman of the Board                      Robert H. Reynolds, Esq.
 FMST Acquisition Corporation                     Barnes & Thornburg
      FinishMaster, Inc.                         11 S. Meridian Street
      54 Monument Circle                      Indianapolis, Indiana 46204
 Indianapolis, Indiana 46204                        (317) 236-1313
        (317) 237-2272

                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE

Transaction Valuation1: $72,419,744              Amount of Filing Fee2:  $14,484
------------------------------------             -------------------------------

1 For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of common stock, $.001 par value per share, of Thompson PBE, Inc. (the "Subject Company"), including the stock purchase rights associated therewith issued pursuant to the Rights Agreement, dated May 6, 1997 between the Subject Company and ChaseMellon Shareholder Services, L.L.C. (collectively, the "Shares"), (ii) all Shares issuable pursuant to stock options with an exercise price of less than $8.00, and (iii) all Shares issuable pursuant to common stock purchase warrants with an exercise price of less than $8.00, in each case at $8.00 net per Share in cash.

2 The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by FMST Acquisition Corporation for such Shares.

o Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $14,484             Filing Party:  FMST Acquisition Corporation
                                                              FinishMaster, Inc.
Form or Registration No.:  Schedule 14D-1      Date Filed:    October 21, 1997

                        (Continued on following page(s))

                                Schedule 14D-1/A


CUSIP No. 884888108                  14D-1/A                   Page 2 of 6 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  FMST Acquisition Corporation
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     [  ]
                                                                    (b)     [ x]
3.       SEC USE ONLY

4.       SOURCES OF FUNDS
                  AF
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(f)                                              [  ]
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,460,161 Shares (including 242,104 Shares subject to guaranteed delivery procedures)
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             [  ]
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  97.9 %
10.      TYPE OF REPORTING PERSON
                  CO
=======================================

                                Schedule 14D-1/A


CUSIP No. 884888108                  14D-1/A                   Page 3 of 6 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  FinishMaster, Inc.
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     [  ]
                                                                    (b)     [x]
3.       SEC USE ONLY

4.       SOURCES OF FUNDS
                  BK, AF
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(f)                                              [  ]
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Indiana
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,460,161 Shares (including 242,104 Shares subject to guaranteed delivery procedures)
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             [  ]
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  97.9 %
10.      TYPE OF REPORTING PERSON
                  CO, HC
=======================================

         This Amendment No. 1 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 amends and supplements the Schedule 14D-1 of FMST Acquisition Corporation, a Delaware corporation ("Purchaser") and FinishMaster, Inc., an Indiana corporation and the sole stockholder of Purchaser ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding Shares of Thompson PBE, Inc., a Delaware corporation (the "Subject Company"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated October 14, 1997, by and among Parent, Purchaser and the Subject Company (the "Merger Agreement"), previously filed as Exhibit (c)(2) to Schedule 14D-1 which
Schedule 14D-1 was initially filed with the Securities and Exchange Commission (the "Commission") on October 21, 1997.

         In connection with the foregoing, the Parent and the Purchaser are hereby amending and supplementing the Schedule 14D-1 by submitting revised cover pages and as follows:

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6(a)-(b) is hereby amended and supplemented by the addition of the following paragraph thereto:

         The Offer expired at 12:00 Midnight, New York City time, on Tuesday, November 18, 1997. The Parent issued a press release on Wednesday, November 19, 1997 in which it disclosed that the Depositary had informed it that 8,460,161 Shares (approximately 97.9% of the outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, of which 242,104 Shares were tendered by means of guaranteed delivery procedures. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A press release related to the foregoing is filed as Exhibit (a)(9) to this
Schedule 14D-1/A and is incorporated herein by reference.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto.

         (a)(9)   Text of Press Release, dated November 19, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    November 19, 1997


                                    FMST ACQUISITION CORPORATION

                                    By:     /s/ Andre B. Lacy
                                            ------------------------------------
                                    Name:   Andre B. Lacy
                                    Title:  Chairman and Chief Executive Officer



                                    FINISHMASTER, INC.

                                    By:     /s/ Andre B. Lacy
                                            ------------------------------------
                                    Name:   Andre B. Lacy
                                    Title:  Chairman and Chief Executive Officer

                              14D-1/A EXHIBIT INDEX


EXHIBIT                      DESCRIPTION

(a)(9)                       Text of Press Release, dated November 19, 1997

                              [FINISHMASTER LOGO]


FOR IMMEDIATE RELEASE

CONTACT:  FinishMaster, Inc.
          Roger Sorokin, 616/949-7604 ext. 153
                    or
          Jeff Lambert
          Seyferth & Associates, Inc. - 800/435-9539


                       FINISHMASTER, INC. ACCEPTS 97.9% OF
                   THOMPSON PBE, INC. SHARES IN TENDER OFFER

     KENTWOOD, Michigan, November 19, 1997--Andre B. Lacy, Chairman of the Board and Chief Executive Officer of FinishMaster (NASDAQ:FMST), announced today that 8,460,161 shares, or about 97.9% of the total outstanding shares of common stock of Thompson PBE, Inc. (NASDAQ:THOM), were validly tendered and not withdrawn pursuant to FinishMaster's tender offer to acquire all the outstanding stock of Thompson. Of the 8,460,161 shares validly tendered and not withdrawn, 242,104 shares were tendered by means of guaranteed delivery procedures. The tender offer expired at 12:00 Midnight, New York City time, on November 18, 1997. Mr. Lacy stated that FinishMaster had accepted for payment all of the shares validly tendered and not withdrawn.

         Mr. Lacy also stated that all shares of Thompson stock not tendered, and not held by a holder who will demand appraisal rights for such shares under the Delaware General Corporation Law, will be converted into the right to receive $8.00 per share in cash pursuant to a follow-up short form merger.





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